                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)(1)


                            Layne Christensen Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   521050 10 4
                       -----------------------------------
                                 (CUSIP Number)


                               Robert P. Henderson
                    Greylock Investments Limited Partnership
                      One Federal Street, Boston, MA 02110
                                 (617) 423-5525
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 14, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No. 521050 10 4                  13D                 Page 2 of 7 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greylock Investments Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              -340,586-
                       ---------------------------------------------------------
                       8      SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED            -0-
 BY EACH REPORTING     ---------------------------------------------------------
   PERSON WITH         9      SOLE DISPOSITIVE POWER

                              -22,941-
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -340,586-
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 521050 10 4                  13D                 Page 3 of 7 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert P. Henderson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              -340,586-
                       ---------------------------------------------------------
                       8      SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED     -0-
 BY EACH REPORTING     ---------------------------------------------------------
   PERSON WITH         9      SOLE DISPOSITIVE POWER

                              -22,941-
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -340,586-
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.

               This Amendment No. 2 to Statement on Schedule 13D (the "Amendment") amends Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on January 12, 1996 and amended on March 20, 1996, and relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Layne Christensen Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205.

ITEM 2.        IDENTITY AND BACKGROUND.

               This Amendment is filed by Greylock Investments Limited Partnership, a Massachusetts limited partnership ("GILP"), having its principal place of business and executive offices at One Federal Street, Boston, Massachusetts 02110; and Mr. Robert P. Henderson, the Managing General Partner of GILP (the "General Partner"), having his business address at One Federal Street, Boston, Massachusetts 02110 (collectively, the "Reporting Persons"). The principal business of GILP is to make, manage, supervise and dispose of investments in a variety of businesses. The General Partner's principal occupation includes his activities on behalf of GILP as well as his position as Chairman of the Board of Directors of Greylock Management Corp., a related company which provides financial research and administrative support to GILP.

               During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The General Partner is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On January 3, 1996, pursuant to a merger agreement attached to the Statement as Exhibit 2 (the "Merger Agreement") among the Company, CBC Acquisitions, Inc., a Delaware corporation and a subsidiary of the Company, Christensen Boyles Corporation, a Delaware corporation ("Christensen Boyles"), GILP, and others, the Reporting Persons acquired 766,173 shares of Common Stock of the Company (343,414 shares were subject to certain indemnification provisions pursuant to an escrow agreement attached to the Statement as Exhibit 3 (the "Escrow Agreement")) and the right to receive up to 113,539 shares of Common Stock of the Company, subject to certain post-closing adjustments provided for in the Merger Agreement, which were to be issued, if at all, on or about March 12, 1996 (the "Contingent Shares"), in exchange for all of the Reporting Persons' shares of Common Stock of Christensen Boyles. On March 20, 1996, the Reporting Persons' right to receive the Contingent Shares terminated pursuant to the Merger Agreement. On April 19, 1996, the Reporting Persons' right to receive 25,769 shares terminated pursuant to the Escrow Agreement. On August 14, 1997, the Reporting Persons' sold 399,818 shares of Common Stock of the Company pursuant to a public offering of Common Stock of the Company registered with the Securities and Exchange Commission on a Registration Statement on Form S-2 filed by the Company (File No. 333-29581).

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Persons acquired the shares reported hereby (the "Shares") pursuant the Merger Agreement.

               The Reporting persons intend to review continuously the Reporting Persons' equity position in the Company and the Reporting Persons may determine to sell from time to time all or a portion of the Shares or to purchase additional shares of Common Stock of the Company.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of April 6, 1998, GILP beneficially owns 340,586 shares of Common Stock of the Company, representing approximately 2.9% of the outstanding shares of the Common Stock of the Company.

                    By virtue of his status as general partner of GILP, the General Partner may be deemed to be the beneficial owner of the 340,586 shares beneficially owned by GILP, representing beneficial ownership of approximately 2.9% of the outstanding shares of the Common Stock of the Company.

               (b) The Reporting Persons beneficially own 340,586 shares with sole voting power, and beneficially own 22,941 shares with sole dispositive power.

               (c) During the last sixty days, the Reporting Persons have not purchased any shares of Common Stock of the Company.

               (d) Of the 340,586 shares of Common Stock of the Company beneficially owned by the Reporting Persons, 317,645 shares are subject to the Escrow Agreement (the "Escrow Shares") pursuant to which the escrow agent has the right to receive or the power to direct the receipt of the proceeds from the sale of the Escrow Shares.

               (e) On August 14, 1997 the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    The Escrow Shares are subject to the Escrow Agreement under which, subject to certain indemnification provisions contained in such agreement, any or all of the Escrow Shares may not be released to GILP and may be disposed of by the escrow agent.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED: April 14, 1998


                                    GREYLOCK INVESTMENTS LIMITED PARTNERSHIP



                                    By: /s/ Robert P. Henderson
                                        --------------------------------------
                                        Robert P. Henderson,
                                        General Partner




                                        /s/ Robert P. Henderson
                                        --------------------------------------
                                        Robert P. Henderson